Management's Discussion and Analysis ("MD&A")

For the year ended December 31, 2019

Dated: March 26, 2020

(In U.S. dollars)

Quaterra Resources Inc. Management’s Discussion and Analysis For the year ended December 31, 2019

This Management's Discussion and Analysis ("MD&A") of Quaterra Resources Inc. and its wholly-owned subsidiaries (collectively, "Quaterra" or the "Company"), dated March 26, 2020, should be read in conjunction with the consolidated financial statements for the year ended December 31, 2019, and related notes thereto which have been prepared under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All dollar amounts in this MD&A are United States dollars unless otherwise noted.

Additional information about Quaterra, including the Company's press releases, quarterly and annual reports, and Form 20-F is available through the Company's filings with the securities regulatory authorities in Canada at www.sedar.com or the United States Securities Exchange Commission at www.sec.gov/edgar. Information about mineral resources, as well as risks associated with investing in the Company's securities is contained in the Company's most recently filed 20- F.

2019 PERFORMANCE HIGHLIGHTS

• Completion of sale of certain Yerington water rights for $6.02 million

On September 17, 2018, the Company announced that its wholly-owned subsidiary Singatse Peak Services LLC ("SPS") had entered into a purchase and sale agreement to sell certain primary groundwater rights associated with its copper property in Yerington, Nevada, to Desert Pearl Farms LLC ("Desert Pearl"), a Yerington-based company involved in agriculture in the district, for $6.26 million.

On March 3, 2019, the Company closed the water rights sale for a final value of $6.02 million after adjusting for a small correction to one of the original permits. The Company retains 6,700 acre-feet per year of primary groundwater permitted for mining worth approximately $20 million.

• Loans repayments

Following the closing of the water rights sale in March 2019, the Company fully repaid its loans to Freeport- McMoRan Nevada LLC ("Freeport Nevada") and the Chairman of the Company, Thomas Patton.

The Company has no debt other than the remaining convertible notes of CAD 500,000.

• A milestone in de-risking the Yerington copper project in Nevada

On June 3, 2019, the Company announced the signing of a master agreement ("Master Agreement") with Atlantic Richfield Company ("ARC") as part of a stated-regulated, privately funded solution to long-standing environmental issues associated with previous mining activity at the Yerington property in Nevada.

The Master Agreement is one part of a larger set of agreements being negotiated among ARC, the U.S. Environmental Protection Agency ("EPA"), Nevada Division of Environmental Protection ("NDEP") and the Bureau of Land Management ("BLM') to permanently address the impacts from previous mining activities by the Anaconda Mining Company and Arimetco Inc. at Yerington. ARC has continued its remediation activities at the site under previous orders by NDEP and the EPA. Once arrangements are completed, it will finalize the cleanup of the Yerington site consistent with Comprehensive Environmental Response, Compensation, and Liability Act standards. The cleanup is being overseen by NDEP.

• Completion of the exploration program at Groundhog copper-gold project in Alaska

The Company conducted a $700,000 exploration program over the Groundhog copper-gold project, located in southwest Alaska, in 2019. During August and September 2019, Geotech of Ontario, Canada, completed a 1,664 line kilometre helicopter-borne ZTEM geophysical survey covering 165 square miles of the Groundhog project. A ground crew was also mobilized to conduct fieldwork consisting of geologic mapping, prospecting, and sampling.

Quaterra Resources Inc. Management’s Discussion and Analysis For the year ended December 31, 2019

The survey results were announced on January 9, 2020.

• Completion of a non-brokered private placement and partial conversion of convertible notes

On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares at CAD 0.05 a share for gross proceeds of CAD 150,000.

On August 30, 2019, the Company announced an aggregate principal amount of $550,000 and CAD 50,000 were converted to 11,769,230 units. Each unit consists of one common share and one share purchase warrant exercisable at $0.05 and CAD 0.065 expiring on August 28, 2022 and September 20, 2022, respectively. The convertible debentures were originally issued in August and September of 2018 for gross proceeds of $550,000 and CAD 550,000. The remaining CAD 500,000 can be converted at CAD 0.1 per unit until August 28, 2020, with a further extension to February 28, 2021.

• Release of sequential assay results at MacArthur oxide-leach copper project

On October 21, 2019, the Company released the results of sequential copper analysis at its MacArthur open-pit, oxide-leach copper project in Yerington, Nevada. The amount of soluble copper present in both oxide and transitional material tested suggested the potential for actual recoveries to be higher than the assumptions used in the 2012 PEA. Work going forward will focus on evaluating this possibility and forms part of an ongoing pre- feasibility study of the project.

• Acquisition of Butte Valley porphyry copper-gold prospect in Nevada

On December 10, 2019, the Company announced two option agreements to purchase a 100% interest in the Butte Valley project located in north-central White Pine County, Nevada.

Butte Valley consists of 678 unpatented mining claims, and hosts an extensive porphyry copper-gold system in a mining-friendly state with well-developed infrastructure. It fits the Company's acquisition profile and provides an opportunity to acquire a strategic land position on reasonable terms with no onerous long-term financial obligations.

• Agreement to sell certain Yerington water rights for $1.88 million

On December 19, 2019, the Company announced a further sale of primary ground water rights by SPS to two unrelated limited liability companies based in Yerington, Nevada, for $1.88 million. The transaction will close when the State of Nevada Division of Water Resources ("NDWR") approves an application to change the manner of use of the water rights from mining and milling to agriculture in one case, and to commercial in the other and their place of use; and the title is transferred to the purchasers.

Once the sale has closed, SPS will retain about 6,000 acre-feet per year of primary ground water permitted for mining on its 51-square-mile Yerington property.

OVERVIEW OF BUSINESS

Quaterra is a copper exploration company currently focused on exploring and advancing its copper properties in Nevada and Alaska, United States. The Company also looks for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

The Company's 51-square-mile Yerington District, Nevada land package is situated in a mining-friendly jurisdiction with a history of copper production and excellent infrastructure. The Yerington Assets include the MacArthur, Yerington and

Quaterra Resources Inc. Management’s Discussion and Analysis For the year ended December 31, 2019

Bear copper deposits, and several untested exploration targets. Besides the Yerington Assets, the Yerington property also has 6,700 acre-feet (6,000 acre-feet after the closing of the most recently announced water rights sale) of primary ground water rights permitted for mining worth approximately $20 million based on a previous sale.

On December 31, 2019, Quaterra had invested a gross $46.58 million in the Yerington District since 2006 and had released oxide and sulphide resources prepared under NI 43-101 standards at both MacArthur and Yerington, and a PEA at MacArthur.

The Company also has a lease agreement, amended, with Chuchuna Minerals Company ("Chuchuna") providing it with an option to acquire a 90% interest in the Groundhog project, a 54,880-acre property situated on an established copper porphyry belt 300 kilometers southwest of Anchorage, Alaska. $5.0 million exploration funding is required over six years, and an additional lump sum of $3.0 million is payable to Chuchuna by the end of the sixth year. Quaterra can terminate the lease agreement at its discretion annually without penalties.

OUTLOOK

During 2019, copper prices were primarily determined by U.S. - China trade-related news rather than copper's fundamentals. The fundamentals for copper supply have remained unchanged with declining copper grades; large increases in capital expenditure required to bring a new mine into production; longer permitting and construction times; ongoing political instability; growing environmental opposition; and the industry's continued focus on brown field development rather than exploration. On the demand side, the accelerating adoption of electric vehicles, and the ongoing drive towards renewable sources of energy remain catalysts for increases in the use of copper. Copper retains its position as a critical metal in transportation, communications, housing, electricity and piping. Recent turmoil in the commodity and financial markets, however, has neutralized the longer term drivers of copper demand and supply. Another year of volatile copper prices is anticipated in 2020.

The COVID-19 pandemic continues to evolve rapidly. It has already had a significant impact on global financial markets and could cause a major economic downturn. Management understands this unprecedented risk, and has responded quickly by locking down its offices and requesting its employees to stay informed and behave responsibly. These measures will have some impact on the Company's operations and its people.

Quaterra continues to focus its activities on exploring the MacArthur acid-leach deposit in Yerington, Nevada and is advancing the work required to complete a pre-feasibility study, currently focusing on further understanding the deposit's geology, mine plan design, metallurgical recoveries, acid usage and the path to permitting. The Company continues to maintain its extensive Yerington land position and its water rights. The Company will also continue to meet its funding obligations for exploration at the Groundhog copper-gold project in southwest Alaska.

Financing exploration work through the financial markets continues to be very challenging. Quaterra will focus on exploring methods of financing that are non-dilutive to shareholders. In 2019, the Company was able to raise $6.02 million by selling water rights, thereby avoiding punitive dilution for shareholders. In 2020, it expects to raise an additional $1.88 million upon the closing of a recently announced second sale of water rights.

Both Nevada and Alaska are highly ranked locations for mineral exploration and mining. They have attracted the attention of some of the largest mining companies and mine finders in the world, including Anglo American, Barrick Gold, BHP Billiton, Freeport-McMoRan, Newmont Mining, Novagold and Rio Tinto.

Quaterra Resources Inc. Management’s Discussion and Analysis For the year ended December 31, 2019

CORPORATE STRATEGY

Quaterra is a copper exploration company with the goal of identifying and acquiring projects capable of becoming world- class assets. It uses a number of filters when assessing exploration opportunities and narrowing them down to those that have the potential to become mines:

∙ Projects should have the prospect of hosting large mineral deposits that would, if proven, be attractive to major mining companies.

∙ They must be located in stable political jurisdictions that are mining-friendly and where it is feasible to permit, develop and build a mine.

∙ Quaterra has a preference, though not a precondition, for properties that can be moved to a drill-ready stage relatively quickly through previous geophysical, geochemical and geological work.

∙ Where possible, the Company also looks for partnerships with local teams and experts who have demonstrated exploration success and good relationships with surrounding communities and governance authorities.

REVIEW OF MINERAL PROPERTIES AND FINANCIAL RESULTS

The Company considers itself to be an advanced exploration stage company. The amounts shown as mineral properties represent costs incurred to date, less amounts recovered and/or impaired, and do not necessarily represent present or future values.

The Yerington Assets, Nevada

The Yerington Assets hold a critical strategic position in the emerging Yerington copper district with their large, centrally located land package, known mineral resources, access to infrastructure, untested exploration targets and water rights. From June 2014 to September 2017, the Yerington Assets were funded by Freeport Nevada pursuant to an earn-in option agreement. Since the Freeport Nevada option was terminated, work on the Company's Yerington Assets had been constrained due to funding challenges associated with difficult financial and commodity markets.

In 2019, exploration work was funded by proceeds received from the sale of primary ground water rights. On March 3, 2019, the Company completed the sale of primary ground water rights permitted for mining for gross proceeds of $6.02 million. It initiated a second water rights sale in December 2019 for $1.88 million, expected to close in the second half of 2020.

In 2020, the Company plans to continue progressing the pre-feasibility study at the MacArthur acid-leach copper project, including optimizing the project's resource model and mine plan, and continuing metallurgical testing to improve copper recoverability and project economics. The Company also intends to maintain its land position encompassing all of its Yerington Assets, and is exploring the possibility of limited core drilling at the Bear porphyry deposit to build on its previous 2014-2017 exploration programs.

a. MacArthur, Nevada

The Company's 100%-owned MacArthur deposit is an acid-soluble copper deposit located 70 miles southeast of Reno, Nevada.

The Company has engaged Independent Mining Consultants ("IMC") of Tucson, Arizona, to update the MacArthur mineral resource estimate, re-evaluate the assumptions in the 2012 PEA, and identify additional opportunities to enhance the mine plan. Process Engineering ("PE"), also of Tucson, has been engaged to lead metallurgical work, including sequential leaching, acid consumption analysis, bottle roll tests, and column leach tests. This work is also aimed at better understanding the mineralized deposit to enhance mine sequencing, copper recovery and the economic results of an ongoing pre-feasibility study.

Quaterra Resources Inc. Management’s Discussion and Analysis For the year ended December 31, 2019

On October 21, 2019, the Company released sequential assay results at MacArthur which suggested the potential for actual recoveries to be higher than the assumptions used in the 2012 PEA. The Company is targeting completion of a pre-feasibility study within 18 months at approximately $2 million to $3 million, depending on the availability of funds.

As of December 31, 2019, total accumulated acquisition and exploration costs for MacArthur were $21.878 million before $3.374 million funds recovered from Freeport Nevada for a net carrying value of $18.504 million.

b. Yerington, Nevada

SPS's Master Agreement with ARC announced on June 3, 2019, forms part of a state-regulated, privately-funded solution to long-standing environmental issues associated with previous mining activity at the Anaconda Copper Mine site located on the Yerington property. The agreement defines the terms under which the two companies will work together on the Yerington mine site, allowing ARC to complete its remedial actions and SPS to move the site forward with exploration and development for mining. It memorializes the parties' commitments concerning cooperation, access, property rights, liabilities, federal land acquisition, and ensures the preservation of SPS's property and mineral rights. ARC has agreed to design, build, operate and fund the remedy for the Arimetco portion of the site and implement a CERCLA-protective remedy for the entire Anaconda copper mine.

The Master Agreement also contains covenants not to sue and indemnification provisions between the parties involved. Of particular note, the Master Agreement will:

• Further, reduce SPS's risks regarding environmental liabilities at the Yerington site associated with past mining before SPS's acquisition in 2011. This includes both the former Anaconda mining operations and the former Arimetco area known as Operable Unit 8, previously an unfunded liability.

• Provide SPS with the opportunity to consolidate its land position at Yerington with the possible conversion of certain BLM mining claims into private land transferred to SPS at nominal cost without attached liability for previous mining activity.

• Dovetail with more comprehensive plans by government agencies to transfer oversight of the Yerington mine site from federal to state jurisdiction under the NDEP.

• Assist in creating a simpler path for mine cleanup and development by way of private land ownership and state oversight.

As of December 31, 2019, total accumulated acquisition and exploration costs for Yerington were $13.884 million before $2.699 million funds recovered from Freeport Nevada and $5.998 million from the water rights sale for a net carrying value of $5.187 million.

c. Bear, Nevada

The Bear deposit is an extensive porphyry copper system with historical drilling and potential for higher grades. Other than property maintenance, no exploration work was carried out in 2019.

Subject to funding, the Company is investigating the possibility of exploration drilling at Bear to better under the porphyry system and locate areas of higher grade mineralization.

As of December 31, 2019, total accumulated acquisition and exploration costs for Bear were $9.456 million before $8.189 million funds recovered from Freeport Nevada for a net carrying value of $1.267 million.

Groundhog, Alaska

The Groundhog project covers a 54,800-acre land position on an established copper porphyry belt 300 kilometers southwest of Anchorage, Alaska, and is located immediately north of the large Pebble porphyry copper, gold and molybdenum project.

Quaterra Resources Inc. Management’s Discussion and Analysis For the year ended December 31, 2019

The Company acquired an option to earn a 90% interest in this property over five years from April 2017, subsequently extended to six years. During 2019, the Company completed a $0.7 million exploration program at Groundhog consisting of geophysical surveying, geologic mapping, prospecting and sampling.

A review of the data resulted in the selection of 19 targets that were ranked using ZTEM responses from other similar porphyry systems, including the Pebble Project. Eight top-ranked targets were selected that compare favourably in size and intensity to the ZTEM responses of other mineralized systems in Central and North American mining districts. An additional 11 target anomalies were identified that were less similar to other known deposits. Limited geological fieldwork did not identify significant anomalies.

As of December 31, 2019, the Company had spent $2.32 million, of which $0.32 million was accumulated excessive spendings that can be carried forward in 2020 towards meeting its required minimum $0.5 million work commitment for the year. Funds in 2020 will go towards keeping the claims in good standing, limited field and geophysical work, and commitments to the local community which is a part owner of the project.

Results of Operations - Year ended December 31, 2019

For the year ended December 31, 2019, the Company incurred a loss of $1.711 million compared to $1.419 million for the year ended December 31, 2018. Significant differences in the comparative amounts were mainly caused by the interest and accretion expenses on convertible notes, the non-cash fair value calculation of share-based compensation, and an unrealized gain (loss) on the marketable securities.

General administrative costs are mainly comprised of salaries, rent, investor relations, insurance, regulatory and general office costs required to maintain a publicly listed company in Canada. The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented. The Company engaged a few consulting firms to assist the Company in expanding investor awareness through focused marketing, distribution and research.

The Company assesses for any indication of impairment at each reporting date or upon a triggering event that may identify impairment of a property's value. The carrying amount of the Company's mineral properties represent mineral property costs net of recoveries and write-downs to date and does not necessarily reflect present or future values.

The fact the Company successfully sold a portion of the water rights associated with the Yerington property for gross proceeds of $6.02 million demonstrated that the potential value of the water rights alone supports the recoverability of the Company's mineral properties in Yerington.

As per the Company's accounting policy, proceeds from the water rights sale are recorded as a reduction of the carrying value of the mineral properties. To date, all mineral claims and option payments have been maintained in good standing; no impairment was recorded for the years ended December 31, 2019, and 2018.

Interest expense was primarily related to the interest on convertible notes, loans to Freeport Nevada and loans due to Mr. Thomas Patton.

The Company holds 1,942,795 common shares of Grande Portage Resources Ltd. The Company recorded an unrealized gain reflecting the changes in the market value of these shares of $9,000 during 2019 and a $130,000 loss for 2018.

In August 2019, $550,000 and CAD 50,000 of the convertible notes were converted into 11,769,230 units consisting of one common share and one share purchase warrants. As a result, a loss resulting from the difference between the market price of the shares issued and the conversion rate was recorded in the statement of income (loss) and comprehensive income (loss).

Quaterra Resources Inc. Management’s Discussion and Analysis For the year ended December 31, 2019

Three months ended December 31, 2019

For the three months ended December 31, 2019, the Company extended the expiry of the convertible notes by six months with an option to extend for one year, completed the acquisition of the Butte Valley property, and initiated a second water rights sale. In the same period of 2018, the Company commenced expensing the salaries of Yerington personnel where costs were previously recovered from Freeport Nevada, resulting in a higher general administration being reported for the period compared with previous periods.

Selected Annual Information

(In thousands of U.S. dollars except for per share	Year ended December 31,
amounts)	2019	2018	2017
Financial performance
Total income	$-	$-	$-
Net loss for the year	(1,711)	(1,419)	(1,273)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)
Financial position
Working capital (deficiency)	1,320	(671)	1,191
Total assets	30,697	32,804	33,247
Non-current liabilities	26	1,293	587
Cash dividends declared	-	-	-

The following table sets out the quarterly financial information for each of the last eight quarters:

(In thousands of U.S. dollars except for per
share amount)	Q4'19	Q3'19	Q2'19	Q1'19	Q4'18	Q3'18	Q2'18	Q1'18
	$	$	$	$	$	$	$	$
General administration	(302)	(364)	(379)	(457)	(612)	(208)	(259)	(318)
Fair value (loss) gain on derivative liabilities	(50)	135	341	(321)	37	74	74	173
Foreign exchange (loss) gain	(20)	(9)	(4)	(10)	23	(14)	8	(6)
Other expenses	(12)	(14)	(44)	(80)	(74)	(54)	(6)	(36)
Settlement of convertible notes	(15)	2	-	-	-	-	-	-
Share-based compensation	-	(7)	(110)	-	-	(91)	-	-
Gain (loss) on marketable securities	(77)	64	62	(40)	(219)	36	23	30
Net loss	(476)	(193)	(134)	(908)	(845)	(257)	(160)	(157)
Basic loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Quarterly Information Trends

The Company's results have been primarily driven by no cash fair value gains or losses on derivative liabilities, and share- based compensation subject to the timing, amount and tenure of options granted.

General administration comprises personnel, rent, professional fees, and regulatory expenses to maintain the Company's publicly listed status in Canada. The annual costs are consistent with quarterly fluctuation based on the timing of individual transactions incurred, such as the exchange listing fees, insurance renewals and investor relations conferences.

Quaterra Resources Inc. Management’s Discussion and Analysis For the year ended December 31, 2019

Interest earned, and financing costs vary based on the timing, type and amount of debt and equity placements and resultant fluctuations in cash.

LIQUIDITY AND CAPITAL RESOURCES

The Company is an exploration stage company that has not earned any production revenue. Its operation has been dependent on funding from Freeport Nevada, proceeds from sales of some of its assets in the last few years, and the limited issuance of convertible notes.

The Company had cash and cash equivalents of $1.81 million on December 31, 2019 (2018 - $0.05 million). The increase in cash and cash equivalents of $1.76 million was mainly due to the $5.68 million in proceeds received from the water rights sale, after the cash invested in mineral properties of $1.9 million, spent in operating activities of $1.62 million and financing activities of $0.4 million.

During the year ended December 31, 2019, cash flow used in operating activities was $1.44 million before non-cash items and changes in working capital. The Company's average monthly cash burn rate was $0.12 million, and management expects a similar burn rate in 2020.

Net cash used in financing activities of $0.4 million consists of the net proceeds received from the private placement closed in January 2019 and the 400,000 stock options exercised. The total proceeds are offset by the loan repayments made in March 2019 to Freeport Nevada and the Company's Chairman, Thomas Patton.

Net cash provided in investing activities reflects the $5.68 million in net proceeds of the water rights sale received in March 2019, partially offset by cash invested in the mineral properties of $1.9 million comprising of property maintenance, pre-feasibility study preparation on MacArthur, the geophysical survey on Groundhog, the acquisition of Butte Valley, and ongoing environmental monitoring at Yerington.

The Company has entered into several mineral property agreements, under which the Company is obliged, at its discretion, to maintain good standing of these mineral properties and meet required work commitments for a combined $1.0 million in 2020.

On December 19, 2019, the Company announced a second water rights sale for $1.88 million expected to close by the second half of 2020. Proceeds from the sale will be used to progress the MacArthur project, assess exploration opportunities and for general corporate purposes.

As of March 26, 2020, the Company has cash and cash equivalents of $1.4 million with no debt except the CAD 0.5 million convertible notes. The expiry date of the convertible notes was extended to August 28, 2020, and can be further extended to February 28, 2021.

With existing working capital and expected proceeds from the second water rights sale, the Company believes it can sustain its operations for the next 12 months.

RELATED PARTY TRANSACTIONS

According to a service agreement, amended, with Manex Resources Group ("Manex"), a private company controlled by the Corporate Secretary of the Company, the Company paid $68,819 to Manex for the use of office premises, $13,016 for general corporate services and $24,238 for investors' communications. The service agreement can be terminated by either party at any time with a 60-day written notice.

The Company also paid the remaining loan to Mr. Thomas Patton, Chairman and former CEO of the Company, in the amount of CAD 292,134, including interest CAD 22,134. During 2018, Mr. Patton advanced a total CAD 400,000 to the Company to meet its operating expense requirements. The Company entered into this related party transaction because alternate sources of financing were unavailable due to weak financial markets suffering from the trade tensions and growing concerns about the global economic outlook.

Quaterra Resources Inc. Management’s Discussion and Analysis For the year ended December 31, 2019

OUTSTANDING SHARE DATA

As of March 26, 2020, 217,615,610 common shares are issued and outstanding; 11,769,230 warrants are outstanding at a weighted exercise price of $0.05 until August/September 2022; 14,095,000 stock options are outstanding with exercise prices ranging from CAD 0.06 to CAD 0.13.

The Company also has a CAD 500,000 convertible note that, if converted, will result in the issuance of additional 5,000,000 common shares and 5,000,000 share purchase warrants exercisable at CAD 0.065 until August 28, 2022.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance arrangements, no lease agreements and no long-term obligations other than those described in Note 4 Exploration and Evaluation assets in the consolidated financial statements for the year ended December 31, 2019.

DISCLOSURE ON INTERNAL CONTROLS

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Furthermore, projections of any evaluation of effectiveness to future years are subject to the risk that may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and the Chief Financial Officer assessed the effectiveness of the Company's ICFR as of December 31, 2019. In making this assessment, the Company's management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in its 2013 Internal Control-Integrated Framework. Based on its assessment, management has concluded that, as of December 31, 2019, the Company's internal control over financial reporting was effective.

The Audit Committee of the Company has reviewed this MD&A, and the audited consolidated financial statements for the period ended December 31, 2019, and the Board of Directors approved these documents before their release.

CHANGE IN ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of the financial statements are consistent with those applied and disclosed in Note 2 of the Company's 2019 audited consolidated financial statements.

Adoption of IFRS 16 – Leases had no material impact on the Company's financial position or financial performance on the transition date.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period.

Quaterra Resources Inc. Management’s Discussion and Analysis For the year ended December 31, 2019

Significant estimates and assumptions about the future and other sources of estimation uncertainty that management has made could result in a material adjustment to the carrying amounts of assets and liabilities in the event actual results differ from assumptions made. These assumptions relate to but are not limited to: the recoverability of carrying value of the mineral properties, the successful completion of the second water rights sale, and the assumption of the Company's going concern.

FINANCIAL INSTRUMENTS

The Company's cash and cash equivalents, amounts due, short-term investments, marketable securities, accounts payable and accrued liabilities, and derivative liabilities are financial instruments. The cash and cash equivalents, accounts payable and accrued liabilities are measured at amortized cost.

The marketable securities are measured at fair value and categorized in Level 1. The derivative liability is measured at fair value and categorized in Level 2. The fair value of the derivative liability is based on the Black-Scholes option pricing model, as determined at the reporting date. The Company's other financial instruments approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

RISKS AND UNCERTAINTIES

The Company is subject to many risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company's securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company's regulatory filings before investing in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled "Risk Factors" in the Company's most recent Form 20-F, which is available on the Sedar website at www.sedar.com and SEC website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

Certain statements made and information contain "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements").

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words such as "believe," "anticipate," "expect," "estimate," "strategy," "plan," "intend," "may," "could," "would," "should," or similar expressions are intended to identify Forward-Looking Statements.

These Forward-Looking Statements include, but are not limited to:

• planned exploration drilling and geological and geophysical related activities;
• the potential impact of future exploration results on copper projects in Yerington district;
• mineral resource estimates;
• preliminary economic assessments of mineral projects including assumptions and estimates used therein;
• future metal prices and foreign exchange rates;
• the Company's ability to obtain additional financing on satisfactory terms;

Quaterra Resources Inc. Management’s Discussion and Analysis For the year ended December 31, 2019 the future source of liquidity, cash flows and their uses; and
  potential changes in the ownership structures of the Company's projects.

Forward-looking statements are subject to risks and uncertainties which could cause actual events or results, such as, among other things, results of exploration, reclamation, capital costs, and the Company's financial condition and prospects to differ from those reflected in Forward-Looking Statements. These risks and uncertainties include without limitation:

  the Company's ability to finance the continued exploration of mineral properties;
  the Company's history of losses and ability to continue as a going concern;
  the lack of proven mineral reserves or probable mineral reserves;
  the uncertainty that there will be any production at the Company's mineral exploration properties;
  decreases in resource estimates and preliminary economic assessments resulting from updated testing; changes in methodology in modelling resources, and technical analysis;
  failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations;
  the impact of governmental regulations, including environmental regulations; and
  commodity price fluctuations.

This list is not exhaustive of the factors that may affect the Company's Forward-Looking Statements.

Although the Company has attempted to identify risks and uncertainties that may cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also, many factors are beyond the Company's control. As actual results and future events could differ materially from those anticipated in Forward-Looking Statements, readers should not place undue reliance on such statements.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward- looking statement should circumstances or estimates or opinions change, except following applicable securities laws.

NOTE TO U.S. READERS

The Company uses the Canadian Institute of Mining, Metallurgy and Petroleum definitions for the terms "measured resources," "indicated resources," and "inferred resources." U.S. investors are advised that while the terms "measured resources," "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, including National Instrument 43-101 ("NI43-101"), the SEC does not recognize these terms. Accordingly, the information contained in this MD&A contains descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies that are not required to comply with NI43-101 and that are subject to the reporting requirements under the U.S. federal securities laws and the rules and regulations thereunder. The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. readers are cautioned not to assume that any part or all of the material in these categories will be converted into reserves. It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

TECHNICAL INFORMATION

The technical information contained in this MD&A has been reviewed and approved by Thomas Patton, Ph.D., Chairman of the Company, and a non-independent "qualified person" as defined in NI 43-101.